EXHIBIT 12.01

Statement Regarding Computation of Ratios

	Six months ended
	September 30, 2004		2004	2003	2002	2001	2000
Fixed Charges:
Interest expense	53,277		104,987	114,162	116,436	135,243	84,198
Discount or premium related to indebtedness	—		130	390	390	293	957
Assumed interest element in rent expense	15,687		31,373	38,767	31,002	26,245	16,909

Total fixed charges	68,964		136,490	153,319	147,828	161,781	102,064

Earnings (loss):
Income (loss) before income taxes	122,029		(420,119)	(147,239)	(242,602)	(552,304)	181,648
Fixed charges	68,964		136,490	153,319	147,828	161,781	102,064

Total income (loss) before income taxes and excluding fixed charges	190,993		(283,629)	6,080	(94,774)	(390,524)	283,712

Ratio of earnings to fixed charges	2.77	x	—	—	—	—	2.78	x

Deficiency of earnings available to cover fixed charges	—		(420,119)	(147,239)	(242,602)	(552,304)	—